Filed pursuant to Rule 433

Registration Statement 333-234067

Relating to Preliminary Prospectus Supplement dated November 19, 2019

Republic of Panama

U.S.$1,000,000,000 4.30% Global Bonds due 2053

November 19, 2019

Final Term Sheet

Issuer:	Republic of Panama (“Panama”)

Transaction:	4.30% Global Bonds due 2053 (the “2053 Global Bonds”)

Distribution:	SEC Registered

Ranking:	Unsecured

Expected Ratings*:	Baa1/BBB+/BBB (Moody’s, stable, S&P, stable, Fitch, stable)

Amount Issued:	U.S.$1,000,000,000 aggregate principal amount

Coupon:	4.30% (30/360 day count basis)

Maturity:	April 29, 2053

Offering Price:	113.180% of principal amount plus accrued interest totaling U.S$3,225,000, or U.S.$3.23 per U.S.$1,000 principal amount of the 2053 Global Bonds, from October 29, 2019, to, but not including, November 26, 2019, plus accrued interest, if any, from November 26, 2019

Gross Proceeds to the Issuer (before fees and expenses and excluding accrued interest):	U.S.$1,131,800,000

Yield to Maturity:	3.607%

Spread to Benchmark Treasury:	135 basis points

Benchmark Treasury:	2.250% due August 15, 2049

Benchmark Treasury Price and Yield:	99-27; 2.257%

Reopening:	The 2053 Global Bonds constitute a further issuance of, and will form a single series with, the U.S.$750,000,000 aggregate principal amount of Panama’s 4.30% Global Bonds due 2053 issued on April 29, 2013.

Listing and Trading:	Application will be made to list the 2053 Global Bonds on the Official List of the Luxembourg Stock Exchange and to have the 2053 Global Bonds admitted to trading on the Euro MTF Market.

Optional Redemption:	The 2053 Global Bonds will be redeemable, in whole or in part, at any time and from time to time, at Panama’s option, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to the greater of (1) 100% of the principal amount of the 2053 Global Bonds being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2053 Global Bonds being redeemed (excluding the portion of any such interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the preliminary prospectus supplement), plus 25 basis points, plus accrued and unpaid interest to, but excluding, the redemption date.

Use of Proceeds:	Panama will use the proceeds from the 2053 Global Bonds, for general budgetary purposes.

Governing Law:	State of New York

Underwriting Fee:	0.065%

Form:	Book-Entry Only, registered in the name of Cede & Co., as the nominee of DTC

Denominations:	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof.

Interest Payment Dates:	April 29 and October 29

First Coupon Payment Date:	April 29, 2020

Settlement Date:	November 26, 2019 (T + 5)

CUSIP/ISIN:	698299 BB9/US698299BB98

Under the terms and subject to the conditions contained in an Underwriting Agreement incorporated by reference in the Terms Agreement, dated November 19, 2019, BofA Securities, Inc. and Scotia Capital (USA) Inc. as the underwriters have agreed to purchase and the Republic of Panama has agreed to sell to the underwriters, the principal amount of the 2053 Global Bonds indicated below:

Underwriters:

BofA Securities, Inc.	U.S.$500,000,000
Scotia Capital (USA) Inc.	U.S.$500,000,000

Total	U.S.$1,000,000,000

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

A preliminary prospectus supplement of the Republic of Panama accompanies the free-writing prospectus and is available from the SEC’s website at https://www.sec.gov/Archives/edgar/data/76027/000119312519295180/d832761d424b3.htm .

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, toll-free, BofA Securities, Inc. at +1-800-294-1322 or Scotia Capital (USA) Inc. at +1-800-372-3930.

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